Global Blue Group Holding AG 2025 Extraordinary General Meeting August 18, 2025 Signy, Switzerland, July 11, 2025 Global Blue Group Holding AG (“Global Blue”) will hold an Extraordinary General Meeting of Shareholders (“EGM”) on August 18, 2025, at 11:00 CEST at Niederer Kraft Frey, Bahnhofstrasse 53, 8001 Zürich, Switzerland. The preparatory documents for the EGM are posted in the “Investor Relations” section of Global Blue’s website: Global Blue Group Holding AG - Governance - Shareholder Meetings. A copy of the invitation to the EGM together with the Proxy Card are filed as Exhibits 99.1 and 99.2 respectively to the Company’s Report on Form 6-K, dated July 11, 2025. MEDIA CONTACTS Virginie Alem – CMO & COO Japan Mail: valem@globalblue.com ABOUT GLOBAL BLUE Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance. With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across 53 countries, in three industries: Tax Free Shopping, Payments and Post-Purchase solutions. With over 2,000 employees, Global Blue generated €33bn Sales in Store and €508M revenue in FY 2024/25. Global Blue is listed on the New York Stock Exchange. For more information, please visit www.globalblue.com